EXHIBIT 99.1

Equinor ASA: Notice of annual general meeting

The annual general meeting of Equinor ASA (OSE: EQNR, NYSE: EQNR) will be held on 14 May 2020 at 16:00 (CEST) at Equinor Business Center, Forusbeen 50, 4035 Stavanger, Norway.

Due to the Covid-19 situation, Equinor ASA recommends shareholders to follow the annual general meeting via webcast and vote in advance or by proxy. Please see further detailed information under section “Registration” in the notice of annual general meeting.

Notice of the annual general meeting is attached hereto.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Notice of annual general meeting in Equinor ASA 14 May 2020 incl appendices (https://ml-eu.globenewswire.com/Resource/Download/c8c00621-3f5f-4c5a-95af-5d2a11a23972)